EXHIBIT 99.1

            HEALTH MANAGEMENT, INC.  NAMES NEW CEO; REPORTS FINANCIAL
               RESTATEMENTS AND FISCAL THIRD QUARTER 1996 RESULTS


HOLBROOK, NY-APRIL 26,1996 ... Health Management, Inc. ("HMI") (NNM:HMISE) today announced the appointment of Wm. James Nicol, 52, as Chief Executive Officer and President, effective May 1, 1996. Nicol joins HMI from his post as Chief Financial Officer of CareLine, Inc., a $200 million publicly traded emergency medical services transportation company based in Santa Ana, CA, recently acquired by the MedTrans Division of Laidlaw (NYSE). Prior to CareLine, Nicol was Senior Vice President and CFO (1990-1994) for $300 million Quantum Health Resources, Inc. (NNM) headquartered in Indianapolis, IN, a provider of home health services to individuals with certain rare chronic disorders, primarily hemophilia. From 1973 to 1990, he held various senior executive posts with Comprehensive Care Corporation (NYSE), a company specializing in treatment programs for behavioral disorders, based in Irvine, CA, and was its President and CEO in 1989-90 at which time he initiated a financial recovery program.

"Jim Nicol's experience in managing various high growth medical specialty companies is perfectly suited to lead HMI to its next strategic plateau," said Andre C. Dimitriadis, Chairman of the Office of the CEO for HMI. "Jim adds the combined profile of a proven business leader and a visionary entrepreneur to an already impressive top management team which is sure to help the Company achieve new levels of productivity and realize its full potential. He joins Jim Mieszala, President of the Home Care Subsidiary and Paul Jurewicz, Executive Vice President and Chief Financial Officer."

Messrs. Jurewicz and Mieszala, who joined the Company in December, 1995 and January, 1996, respectively, have already made significant progress towards stabilizing and improving the Company's profitability by various revenue enhancing and cost cutting moves. "On behalf of my two colleagues in the Office of the CEO, Mark Weinberg and Timothy Triche, I would like to thank Paul, Jim and all the HMI employees for their tremendous efforts," added Dimitriadis.

In addition, HMI released its restated financial results for fiscal 1995 (including restatements of each of 1995's individual quarters) and for fiscal 1996 first and second quarters. The financial results for the third quarter of fiscal 1996 have also been released.

The restatements combine a series of adjustments necessary to reflect the proper recording of revenues and cost of sales. Additionally, SG&A expenses in each of the quarters of fiscal year 1995 have been restated reflecting increased provisions for uncollectable accounts receivable. The Company intends to file restated 1OQs for the fiscal quarters of 1995 and a restated 1OK for 1995, as well as restated 1OQs for the first two quarters of 1996 and to file its 1OQ for the third quarter of 1996 by April 30, 1996.

For the fiscal third quarter ended January 31, 1996, the Company recorded a one-time write-off totaling $16.8 million. $8.4 million for required increases in provision for uncollectable accounts receivable, $2.8 million related to write-offs of hardware inventory, $3.6 million for provisions for organizational consolidations, and $2.0 million related to the establishment of a provision for fees associated with legal, accounting and other professional fees. Without the $16.8 million of one-time expenses, year-to-date fiscal year 1996 income before income taxes would have been $3.0 million or $0.18 EPS.

As reported earlier, HMI has implemented cost reduction measures that include the consolidation of its Long Island, NY corporate administrative functions to HMI's offices located in Buffalo Grove, IL. The Company expects to save more than $500,000 annually from these efforts. This is incremental to the previously announced savings of $1.0 million from other cost reduction efforts.

The Company also announced that it has initiated several actions to improve its financial reporting and internal control capabilities. These include the implementation of a perpetual inventory system which will significantly enhance the control over the reporting of cost of sales and inventory balances. The Company is also moving to single General Ledger and Accounts Payable Systems from the several systems that previously existed. These actions are expected to be completed by July 1996.

Health Management, Inc. is a national provider of integrated health management services to patients with chronic medical conditions and to health care professionals, drug manufacturers and third-party payers involved in their care.

                            (FINANCIAL TABLES FOLLOW)
For additional information:
Diane Perry, Joseph Kist or Ruth Markowitz (Analysts)   Mark Danes (Media)
212-704-8293/212-704-8239/212-704-4451                  212-704-4464

                    HEALTH MANAGEMENT, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                        FIRST THROUGH THIRD QUARTER 1996



                               1996       3rd            2nd              1st

  Revenues               $118,370,222   $40,801,405  $39,274,787  $38,294,030
  Cost of Sales            90,122,957    33,469,977   30,119,746   26,533,234


  Gross Profit             29,247,265     7,331,428    9,155,041   11,760,796
  %                            23.86%        17.97%       23.31%       30.71%

  Operating Expenses
  Selling                   3,627,031     1,335,396    1,206,433    1,085,202
  Gen'l & Administrative   36,528,116    22,106,628    7,057,074    7,364,414

  Total Operating Expenses 40,155,147    23,442,024    8,263,507    8,449,616

  Income from Operations (11,907,882)  (16,110,596)      891,534    3,311,180
  Interest Expense (Income) 1,938,456       675,594      651,926      610,936

  Income Before Income
    Taxes                (13,846,338)  (16,786,190)      239,608    2,700,244
  %                           (11.7)%      (41.14)%        0.61%        7.05%

  Income Taxes            (5,670,954)   (6,882,546)      100,086    1,111,506

  Net Income             $(8,175,384)  $(9,903,644)     $139,522   $1,588,738
  %                            (7.0)%      (24.27)%        0.36%        4.15%

  Earnings Per Share of
  Common Stock- Primary       $(0.87)       $(1.05)        $0.01        $0.17

  Earnings Per Share of
  Common Stock - Fully Diluted$(0.87)       $(1.05)        $0.01        $0.17

  Weighted Average Shares
  Outstanding- Primary      9,411,624     9,384,732    9,405,222    9,444,919

  Weighted Average Shares
  Outstanding- Fully Diluted9,418,259     9,404,637    9,405,222    9,444,919



                  HEALTH MANAGEMENT, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF INCOME
                       FIRST THROUGH FOURTH QUARTER 1995

                                                1995            4th             3rd          2nd             1st

Revenues                                        $88,456,028   $28,373,576    $21,981,823   $20,884,327    $17,216,302
Cost of Sales                                    63,708,021    21,527,236     15,168,383    14,781,442     12,230,960

Gross Profit                                     24,748,007     6,846,340      6,813,440     6,102,885      4,985,342
%                                                     27.98%         24.13%        31.00%         29.22%       28.96%

Operating Expenses
Selling                                           2,898,208       878,788        693,309       804,027        522,084
Gen'l & Administrative                           18,626,981     7,097,426      3,940,568     3,582,619      4,006,368
Interest                                            269,316       198,536         16,566        34,214         20,000

Total Operating Expenses                         21,794,505     8,174,750      4,650,443     4,420,860      4,548,452

Income from Operations                            2,953,502   (1,328,410)      2,162,997     1,682,025        436,890
Interest Income                                     333,077        14,983         85,122       124,668        108,304

Income Before Income
Taxes                                             3,286,579   (1,313,427)      2,248,119     1,806,693        545,194
%                                                     3.72%        (4.63)%        10.23%          8.65%          3.17%

Income Taxes                                      1,340,391     (456,709)        793,000       762,500        241,600

Net Income                                       $1,946,188    $(856,718)     $1,455,119    $1,044,193       $303,594
%                                                     2.20%        (3.02)%         6.62%          5.00%          1.76%

Earnings Per Share of
Common Stock- Primary                                 $0.21       $(0.09)          $0.15         $0.11          $0.03

Earnings Per Share of
Common Stock- Fully Diluted                           $0.21       $(0.09)          $0.15         $0.11          $0.03

Weighted Average Shares
Outstanding- Primary                              9,408,300     9,535,000      9,426,133     9,332,371      9,321,448

Weighted Average Shares
Outstanding- Fully Diluted                        9,420,816     9,535,000      9,426,133     9,373,719      9,321,448
